

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-mail
Craig M. Bernfield
Chief Executive Officer
Aviv REIT, Inc.
303 West Madison Street
Suite 2400
Chicago, IL 60606

> **Re: Aviv REIT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed February 26, 2012**
> **File No. 333-185532**

Dear Mr. Bernfield:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Summary of Significant Accounting Policies, page 59

Fair Value of Financial Instruments, page 61

1. Please ensure all information within your prospectus is updated as of and for the period ended December 31, 2012. Specifically, we note the carrying amounts for outstanding secured loan receivables do not reflect the balances as of the most recent balance sheet date.

Description of Capital Stock, Page 111

2.   We note that you plan on amending your charter to provide for an anticipated stock split. Please tell us when you anticipate the stock split will be effective. Further, please confirm that you will retroactively restate your financial statements to reflect the stock split when effective and provide the requisite disclosures pursuant to SAB Topic 4C and ASC 260-10-55-12.

Aviv REIT, Inc. and Subsidiaries, page F-2

Schedule II – Valuation and Qualifying Accounts, page F-38

3.   Please reconcile for us the $942,495 in loan write offs from page F-21 and the $8,390,603 in deductions and write-offs on page F-38. Additionally, please disclose the nature of this difference in your filing.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3852 with any other questions.

                                        Sincerely,

                                        /s/ Michael McTiernan

                                        Michael McTiernan
                                        Assistant Director

cc: Robert L. Verigan
        Sidley Austin LLP